EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Name of Subsidiary	Jurisdiction

1) Eastern Washakie Midstream Pipeline LLC,	Wyoming

2) Petrosearch Energy Corporation	Nevada

3) Petrosearch Operating Company, LLC	Texas

4) Wilcox Petrosearch, LLC	Texas

5) Anadarko Petrosearch, LLC	Texas

6) Barnett Petrosearch, LLC	Texas

7) Beacon Petrosearch, LLC	Texas

8) Guidance Petrosearch, LLC	Texas

9) Atlantic Rim Development Company, LLC	Wyoming

10) Escalera GTL, LLC	Colorado

11) Double Eagle GTL Co., LLC	Delaware